Qtrex Quantum Ltd.

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

June 15, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Qtrex Quantum Ltd. (CIK: 0001837493)
Registration Statement No. 333-296482 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Qtrex Quantum Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on June 16 2026, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Qtrex Quantum Ltd.

By:	/s/ Yafit Tehila
Name:	Yafit Tehila
Title:	Chief Financial Officer